September 21, 2006

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and
    Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

  Re:
  BreitBurn Energy Partners L.P.
  Amendment No. 4 to Form S-1
  File No. 333-134049

Dear Mr. Schwall:

        On behalf of BreitBurn Energy Partners L.P. (the "Registrant"), we are filing Amendment No. 4 to the above referenced registration statement (the "Registration Statement"). Enclosed for your review are courtesy copies of the registration statement.

        If you have any questions or comments regarding this letter or the Registration Statement, please contact Alan P. Baden of Vinson & Elkins L.L.P. at (212) 237-0001 or Shelley Barber of the same firm at (212) 237-0022.

Very truly yours,

/s/ Alan P. Baden

Alan P. Baden
cc:
Mr. Don Delaney
Mr. Karl Hiller
Ms. Donna Levy
Mr. Timothy Levenberg
Mr. Randall Breitenbach
Mr. Halbert Washburn
Ms. Shelley Barber